UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2025
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and six months ended June 30, 2025.

Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2025.

99.1	North American Construction Group Ltd. Announces Results for the Second Quarter Ending June 30, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: August 13, 2025

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2025 SECOND QUARTER REPORT

NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
Dear Fellow Shareholders,
North American Construction Group delivered strong year-over-year revenue growth in the second quarter of 2025, reflecting sustained demand for our diversified services and the strength of our operations. Combined revenue increased significantly compared to Q2 last year, driven by notable contributions across our Australian and Canadian segments. This performance underscores the strategic value of our global scale and diversification, which are foundational to our long-term growth strategy.
However, despite top line strength, our adjusted EBITDA and EPS for the quarter fell short of expectations, due to a distinct combination of operational headwinds. These short-term challenges impacted profitability as outlined below:
•Australia encountered a constrained labour market for skilled trades, limiting maintenance capacity and increasing reliance on costlier subcontractors.
•A major oil sands site in Canada experienced an abrupt demand reduction in April, followed by a restart later in Q2. This disruption caused inefficiencies and elevated costs across both operational and overhead functions.
•Within our joint ventures, Nuna met expectations, with Fargo results below plan, due primarily to the financial resolution of a one-time claim and an updated detailed project plan to completion.
Despite these temporary setbacks, corrective measures are underway to support stronger performance in 2025 H2:
•Third quarter activity has started strong, with inherent seasonal tailwinds and improved project execution to yield improved results in the second half.
•Skilled trades recruitment and training efforts have been intensified in Australia to mitigate subcontractor reliance and increase internal capacity and resources.
•Canadian customer demand trends remain consistent with previous projections with enhanced client engagement driving better operational planning.
•Partnerships with OEM and dealer networks have been expanded to improve component reliability and fleet uptime. OEM dealers have increased critical component inventory to reduce customer downtime.
Recently, the significant $2.0 billion award in Queensland contractually extends our operations at that mine site into 2030. As the largest agreement in NACG’s history, this contract is a tangible demonstration of the enduring successful partnership we've established with this customer since inception in 2022.
Looking ahead, our outlook for the second half remains positive. We remain confident in delivering second half year results consistent with our original expectations aside from our oil sands business. While we expect revenue in the remainder of 2025 in the oil sands consistent with original expectations, we now expect increased costs due to demand volatility and near-term costs on our largest truck fleets. Beyond 2025, our long-term growth targets remain intact, with anticipated organic revenue growth of 5% to 10% annually, underpinned by ongoing Australian growth and new infrastructure projects that will further enhance operational diversification.
Over my career in the mining and resource sector, I have observed how cyclical forces – weather variability, commodity price fluctuations, labour dynamics, and equipment performance – impact both miners and service providers alike. While some quarters yield favourable conditions and others present challenges, enduring companies share three essential characteristics: scale, diversification, and agility.
These principles are deeply embedded within our strategic framework. We plan and operate with a view toward long-term averages, recognizing that quarterly deviations are inevitable. When conditions exceed expectations, we outperform; when challenges arise, as they did in Q2, we respond swiftly and decisively, and stay focused on our strategic goals. I have never been more confident in our people and plans at NACG. Delivering on long-term objectives remains the most effective way to address market uncertainty. We maintain a rigorous focus on liquidity and near-term cash generation to support both disciplined capital allocation, including share repurchases and other shareholder friendly opportunities, as well as debt reduction.
Regards,
Joseph Lambert
President & Chief Executive Officer
August 13, 2025

i

Management’s Discussion and Analysis
For the three and six months ended June 30, 2025
August 13, 2025
The following Management’s Discussion and Analysis ("MD&A") is as of August 13, 2025, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and six months ended June 30, 2025, the audited consolidated financial statements and notes for the year ended December 31, 2024, and our annual MD&A for the year ended December 31, 2024.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth capital additions", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as “gross profit margin” and “total net working capital (excluding cash and current portion of long-term debt)” in our MD&A. We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis June 30, 2025	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 2 highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	June 30,
	2025	2024	Change
Revenue	$320,634	$276,314	$44,320
Total combined revenue(i)	370,628	329,723	40,905

Gross profit(ii)	35,830	50,359	(14,529)
Gross profit margin(i)(ii)	11.2%	18.2%	(7.0)%

Combined gross profit(i)(ii)	39,777	63,279	(23,502)
Combined gross profit margin(i)(ii)(iii)	10.7%	19.2%	(8.5)%

Operating income	22,789	39,395	(16,606)

Adjusted EBITDA(i)	80,113	91,089	(10,976)
Adjusted EBITDA margin(i)(iv)	21.6%	27.6%	(6.0)%

Net income(ii)	10,250	14,503	(4,253)
Adjusted net earnings(i)(ii)	687	21,318	(20,631)

Cash provided by operating activities(ii)	64,674	66,431	(1,757)
Cash provided by operating activities prior to change in working capital(i)(ii)	63,886	78,001	(14,115)

Free cash flow(i)	(376)	(10,549)	10,173

Purchase of PPE(ii)	74,660	80,359	(5,699)
Sustaining capital additions(i)(ii)	68,173	69,661	(1,488)
Growth capital additions(i)	24,463	19,943	4,520

Basic net income per share	$0.35	$0.54	$(0.19)
Adjusted EPS(i)	$0.02	$0.80	$(0.78)
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(iii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iv)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Revenue of $320.6 million represented a $44.3 million (or 16%) increase from 2024 Q2 as Heavy Equipment - Australia and Heavy Equipment - Canada were up 14% and 20%, respectively.
Revenue within Heavy Equipment - Australia, which is primarily comprised of the MacKellar Group ("MacKellar"), increased $20.9 million quarter-over-quarter primarily due to a 25% increase in the large capacity heavy equipment fleet over the past twelve months. Slightly offsetting the improved segment revenue generation was ongoing wet weather in April, which impacted all sites and resulted in lower than expected equipment utilization through that month, and minor delays experienced as operations transitioned through production phases at a copper mine. All told, segment equipment utilization for the quarter of 76% was an 8% increase from 2025 Q1 and reflected effective operation of the heavy equipment fleet in much improved operating conditions.
Despite an unexpected customer-requested temporary shutdown of activity in April, the Heavy Equipment - Canada segment was able to generate a 20% increase in 2025 Q2 revenue over 2024 Q2. Demand for large capacity heavy equipment remained generally strong for the quarter, with little constraints to top-line performance once activity ramped back up. The Millennium mine remains a primary driver of both equipment utilization and top-line revenue for this segment.
Combined revenue in the quarter of $370.6 million represented a $40.9 million (or 12%) increase from 2024 Q2. Our share of revenue generated in the quarter by joint ventures and affiliates was $50.0 million, compared to $53.4 million in 2024 Q2 (a decrease of 6%) with comparable quarter-over-quarter revenue from our large-scale civil infrastructure Fargo project, combined with lower volumes within the Nuna Group of Companies ("Nuna"). The Fargo project closed the quarter at 70% complete, up from 65% last quarter. The change in percent complete reflects strong progress during the quarter estimated at approximately 10%, offset by the impact of a revised project forecast during the quarter.

Management's Discussion and Analysis June 30, 2025	M-2	North American Construction Group Ltd.

Adjusted EBITDA for the quarter was $80.1 million, a decrease of $11.0 million, or 12%, compared to $91.1 million in 2024 Q2. This decline occurred despite a 16% growth in revenue, as the impacts of higher subcontracted skilled labour in Australia and temporary site shutdowns in Canada, both considered abnormal disruptions, more than fully offset the top-line growth. An additional key driver of the reduced EBITDA was a $7.7 million cumulative catch-up reduction in equity earnings. This adjustment reflects a true-up to revenue following a revision in the Fargo overall project subsequent to the settlement of a claim. The adjusted EBITDA margin for the quarter was 21.6%, down from 27.6% in 2024 Q2. The year-over-year decline primarily reflects the operational inefficiencies caused by the weather-related disruptions and the site shutdown. In 2024 Q2, conditions were more typical and the margin of 27.6% serves as a reasonable benchmark, highlighting the approximate 6% margin variance accurately reflects the impact of current quarter challenges.
The excessive rainfall in Australia that impacted Q1 margins continued into April of the current year, with the Carmichael mine again being the most affected in terms of efficiency. Consistent margin performance relies on uninterrupted use of the core heavy mining fleet. Weather-related or other disruptions not only limit revenue but also trigger maintenance activities that, while beneficial for long-term reliability, raise current-quarter costs. Rain days further pressure margins through added expenses like site cleanup, dewatering, and weather recovery efforts. Additional margin pressure resulted from a short-term overreliance on subcontractor support during the quarter, as sites and activities ramped up. Project management is actively addressing this by reducing external costs, shifting toward greater reliance on internal employees, and optimizing workforce efficiency.
Depreciation of our equipment fleet was 17.0% of revenue in the quarter, compared to 15.6% in 2024 Q2. The slight increase in percentage was driven by a higher depreciation per revenue for the Heavy Equipment - Australia segment, which generated depreciation at 12.8% of revenue this Q2, compared to 9.7% last year. The increase in this segment can be attributed to an increase in the size of their fleet over the last year. The Heavy Equipment - Canada fleet averaged approximately 23.1%, which was comparable to the 23.6% average as a percentage of revenue in Q2 of the prior year. On a combined basis, depreciation averaged 16.2% of combined revenue in the quarter, compared to 14.4% in 2024 Q2, due to high depreciation experienced in Canada during the quarter.
General and administrative expenses (excluding stock-based compensation) were $11.7 million, or 3.6% of revenue, compared to $12.5 million, or 4.5% of revenue, in 2024 Q2. Cash related interest expense incurred on our debt for the quarter was $13.4 million at an average cost of debt of 6.4%, compared to 7.0% in 2024 Q2, largely due to the combined effect of a lower rate on our Credit Facility this year and the conversion of our 5.5% debentures in Q1 of this year.
On May 1, 2025, we completed a private placement of $225 million aggregate principal amount of senior unsecured notes due May 1, 2030. The notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025. We used the proceeds to repay indebtedness under our existing Credit Facility, and for general corporate purposes.
Adjusted earnings per share ("EPS") of $0.02 and adjusted net earnings of $0.7 million were down $0.78 and 97% from the prior year figures of $0.80 and $21.3 million, respectively. The decrease to EPS and the $20.6 million decrease in adjusted net earnings is a reflection of the challenges in operating efficiencies discussed above. Weighted-average common shares outstanding for the second quarters of 2025 and 2024 were 29,354,387 and 26,730,049, respectively.
Free cash flow was a use of cash of $0.4 million in the quarter. This use of cash was primarily based on adjusted EBITDA generation of $80.1 million offset by sustaining capital additions ($68.2 million) cash interest expense ($13.4 million), and current income taxes ($0.8 million).

Management's Discussion and Analysis June 30, 2025	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and six months ended June 30, 2025, results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2025	2024	2025	2024
Revenue	$320,634	$276,314	$661,467	$573,340
Cost of sales(i)	230,293	182,804	472,521	378,474
Depreciation(i)	54,511	43,151	115,225	91,013
Gross profit(i)	$35,830	$50,359	$73,721	$103,853
Gross profit margin(i)(ii)	11.2%	18.2%	11.1%	18.1%
General and administrative expenses (excluding stock-based compensation)(ii)	11,698	12,483	22,788	23,318
Stock-based compensation expense (benefit)	964	(1,859)	(2,444)	1,749
Operating income(i)	22,789	39,395	53,371	77,875
Interest expense, net	14,123	14,339	27,639	29,936
Net income(i)	10,250	14,503	16,413	26,014
Comprehensive income(i)	9,691	15,834	16,332	26,652

Adjusted EBITDA(i)(ii)	80,113	91,089	180,045	188,475
Adjusted EBITDA margin(i)(ii)(iii)	21.6%	27.6%	23.6%	27.9%

Per share information
Basic net income per share	$0.35	$0.54	$0.57	$0.97
Diluted net income per share	$0.33	$0.48	$0.55	$0.88
Adjusted EPS(ii)	$0.02	$0.80	$0.54	$1.58
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Revenue from wholly-owned entities per financial statements	$320,634	$276,314	$661,467	$573,340
Share of revenue from investments in affiliates and joint ventures	121,843	112,377	257,740	238,215
Elimination of joint venture subcontract revenue	(71,849)	(58,968)	(157,415)	(136,119)
Total combined revenue(i)	$370,628	$329,723	$761,792	$675,436
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Gross profit from wholly-owned entities per financial statements	$35,830	$50,359	$73,721	$103,853
Share of gross (loss) profit from investments in affiliates and joint ventures	3,947	12,920	17,284	21,855
Combined gross profit(i)(ii)	$39,777	$63,279	$91,005	$125,708

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis June 30, 2025	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$10,250	$14,503	$16,413	$26,014
Adjustments:
Stock-based compensation expense (benefit)	964	(1,859)	(2,444)	1,749
(Gain) loss on disposal of property, plant and equipment	(110)	32	(1,084)	293
Change in fair value of contingent obligations from adjustments to estimates	(17,485)	7,420	(18,802)	8,858
Loss on derivative financial instruments	750	273	7,662	273
Equity investment loss (gain) on derivative financial instruments	892	(984)	1,911	970
Equity investment restructuring costs	—	—	—	4,517
Depreciation expense relating to early component failures	—	—	4,274	—
Post-acquisition asset relocation and integration costs	—	—	1,640	—
Write-down on assets held for sale	—	4,181	—	4,181
Tax effect of the above items	5,426	(2,248)	5,726	(4,507)
Adjusted net earnings(i)(ii)	687	21,318	15,296	42,348
Adjustments:
Tax effect of the above items	(5,426)	2,248	(5,726)	4,507
Interest expense, net	14,123	14,339	27,639	29,936
Equity investment EBIT(ii)	(5,057)	6,555	(1,747)	2,787
Equity loss (earnings) in affiliates and joint ventures	5,133	(6,629)	1,850	(5,117)
Change in fair value of contingent obligations	4,247	4,143	8,594	8,098
Income tax expense(i)	5,771	5,346	10,015	9,813
Adjusted EBIT(i)(ii)	19,478	47,320	55,921	92,372
Adjustments:
Depreciation(i)	54,511	43,151	115,225	91,013
Amortization of intangible assets	489	308	1,090	618
Depreciation expense relating to early component failures	—	—	(4,274)	—
Write-down on assets held for sale	—	(4,181)	—	(4,181)
Equity investment depreciation and amortization(ii)	5,635	4,491	12,083	8,653
Adjusted EBITDA(i)(ii)	$80,113	$91,089	$180,045	$188,475
Adjusted EBITDA margin(i)(ii)(iii)	21.6%	27.6%	23.6%	27.9%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$(5,133)	$6,629	$(1,850)	$5,117
Adjustments:
Loss (gain) on disposal of property, plant and equipment	155	—	157	(175)
Interest (income) expense	183	(146)	154	(719)
Income tax expense (benefit)	(262)	72	(208)	(1,436)
Equity investment EBIT(i)	$(5,057)	$6,555	$(1,747)	$2,787
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2025	M-5	North American Construction Group Ltd.

Analysis of three and six months ended June 30, 2025 results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Heavy Equipment - Australia	$168,103	$147,172	$325,841	$281,120
Heavy Equipment - Canada	147,374	122,817	325,474	281,088
Other	6,287	6,325	14,349	11,187
Eliminations	(1,130)	—	(4,197)	(55)
	$320,634	$276,314	$661,467	$573,340
A breakdown of revenue by source is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Operations support services	$285,420	$262,624	$599,680	$547,348
Construction services	25,591	242	41,215	1,522
Equipment and component sales	9,623	13,448	20,572	24,470
	$320,634	$276,314	$661,467	$573,340
For the three months ended June 30, 2025, revenue was $320.6 million, up from $276.3 million in the same period last year, driven by strong global equipment utilization of 74%. The revenue generated by our Heavy Equipment - Australia segment of $168.1 million represents a $20.9 million increase over 2024 Q2. This increase is primarily the result of scope expansion on existing projects, in addition to the continued revenue contribution from a new project commenced late in 2024. The quarter-over-quarter increases in Heavy Equipment - Canada revenue is primarily driven by increased reclamation activities at Syncrude mines and the ramp-up of the Stream Diversion project at the Kearl site, partially offset by reduced overburden scope at the Millennium mine.
For the six months ended June 30, 2025, revenue was $661.5 million, up from $573.3 million in the same period last year. This growth was driven by the same factors that influenced Q2.
Gross profit and cost of sales
A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended				Six months ended
	June 30,				June 30,
	2025		2024		2025		2024
Heavy Equipment - Australia(i)	$25,398	15.1%	$37,547	25.5%	$50,858	15.6%	$70,592	25.1%
Heavy Equipment - Canada(i)	6,438	4.4%	9,417	7.7%	16,199	5.0%	25,819	9.2%
Other	3,005	47.8%	3,293	52.1%	4,186	29.2%	6,305	56.4%
Eliminations	989		102		2,478		1,137
	$35,830	11.2%	$50,359	18.2%	$73,721	11.1%	$103,853	18.1%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
A breakdown of cost of sales is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Salaries, wages, and benefits	$100,322	$81,001	$193,575	$167,186
Repair parts and consumable supplies(i)	62,774	53,893	138,439	113,578
Subcontractor services	49,045	22,475	98,836	50,499
Equipment and component sales	6,525	10,279	15,696	17,136
Third-party equipment rentals	5,833	8,015	12,703	15,456
Fuel	2,075	3,989	4,720	7,917
Other	3,719	3,152	8,552	6,702
	$230,293	$182,804	$472,521	$378,474

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis June 30, 2025	M-6	North American Construction Group Ltd.

For the three months ended June 30, 2025, gross profit was $35.8 million with an 11.2% gross profit margin, down from gross profit of $50.4 million with an 18.2% gross profit margin in the same period last year. Heavy Equipment - Australia recorded reduced gross profit margins, largely due to abnormally high rain in April of 2025 that reduced overall revenue levels below expectation and impacted cost efficiency. An abrupt, customer-mandated shutdown of Heavy Equipment – Canada projects affected current-quarter margins. Although work has resumed, the slowdown period was used to perform equipment repairs, supporting future performance but temporarily reducing current quarter margins.
For the six months ended June 30, 2025, gross profit was $73.7 million with an 11.1% gross profit margin, down from gross profit of $103.9 million with an 18.1% gross profit margin in the same period last year. Year-to-date margins were affected by similar factors discussed in Q2, along with project ramp-up and mobilization efforts for new Heavy Equipment - Australia projects early in Q2 of the current year.
Depreciation
A breakdown of depreciation by reportable segment is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Heavy Equipment - Australia(i)	$21,584	$14,286	$41,177	$27,840
Heavy Equipment - Canada(i)	33,992	28,959	76,713	63,345
Eliminations	(1,065)	(94)	(2,665)	(172)
	$54,511	$43,151	$115,225	$91,013

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For the three months ended June 30, 2025, depreciation was $54.5 million, or 17.0% of revenue, up from $43.2 million, or 15.6% of revenue, in the same period last year. The increase in depreciation as a percentage of revenue for the Heavy Equipment – Australia segment (12.8% in 2025 Q2 compared to 9.7% in 2024 Q2) reflects fleet expansion and represents the expected trend moving forward. The depreciation as a percentage of revenue in the Heavy Equipment - Canada segment is comparable to 2024 Q2.
For the six months ended June 30, 2025, depreciation was $115.2 million, or 17.4% of revenue, up from $91.0 million, or 15.9% of revenue, in the same period last year. Year-to-date depreciation is influenced by the same conditions discussed above. The Heavy Equipment - Canada segment experienced higher depreciation in Q1 of the current year due to $4.3 million in write-downs related to early component failures and higher idle time in the extended period of severe cold; however, depreciation in Q2 returned to typically expected levels, offsetting the year-to-date impact of these early factors.
Operating income
For the three months ended June 30, 2025, we recorded operating income of $22.8 million, a decrease of $16.6 million from $39.4 million for the same period last year. General and administrative expenses, excluding stock-based compensation expense, was $11.7 million (or 3.6% of revenue) for the quarter, lower than the $12.5 million (or 4.5% of revenue) in the prior year. Our general and administrative costs have been effectively maintained at a lower percentage of total revenue during the integration of MacKellar, as they ramp up and continue to align with our corporate processes and controls. Stock-based compensation expense increased by $2.8 million compared to the prior year, primarily from the impact of the fluctuation of share price on carrying value of our liability classified award plans.
For the six months ended June 30, 2025, we recorded operating income of $53.4 million, a decrease of $24.5 million from the $77.9 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $22.8 million (or 3.4% of revenue) compared to the $23.3 million (or 4.1% of revenue) for the six months ended June 30, 2024. The decrease in year-to-date expense as a percentage of revenue is driven by the same cost management efforts and integration alignment impacting Q2. Stock-based compensation expense decreased by $4.2 million compared to the prior year, primarily from the impact of the fluctuation of share price on carrying value of our liability classified award plans.

Management's Discussion and Analysis June 30, 2025	M-7	North American Construction Group Ltd.

Non-operating income and expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Total interest expense	$14,123	$14,339	$27,639	$29,936
Equity loss (earnings) in affiliates and joint ventures	5,133	(6,629)	1,850	(5,117)
Change in fair value of contingent obligations	(13,238)	11,563	(10,208)	16,956
Loss on derivative financial instruments	750	273	7,662	273
Income tax expense(i)	5,771	5,346	10,015	9,813

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Interest expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Credit Facility	$4,939	$7,287	$11,732	$14,018
Equipment financing	4,486	3,215	8,687	7,999
Senior unsecured notes	2,914	—	2,914	—
Convertible debentures	686	1,710	1,975	3,421
Interest on customer supply chain financing	—	859	—	1,847
Mortgage	232	239	465	479
Other interest expense	174	265	592	649
Cash interest expense	$13,431	$13,575	$26,365	$28,413
Amortization of deferred financing costs	692	764	1,274	1,523
Total interest expense	$14,123	$14,339	$27,639	$29,936
Total interest expense was $14.1 million during the three months ended June 30, 2025, a slight decrease from $14.3 million in 2024 Q2. The decrease can be attributed to the combined effect of the end of our customer supply chain financing in 2024 Q3, the conversion of our 5.50% debentures in 2025 Q1, and lower interest on the Credit Facility as a result of lower balances, almost entirely offset by interest incurred on the new senior unsecured notes and increased interest payments on our equipment financing in the current period. Cash related interest expense for the three months ended June 30, 2025, calculated as interest expense excluding amortization of deferred financing costs of $0.7 million, was $13.4 million and represents an average cost of debt of 6.4% when factoring in the Credit Facility balances during the quarter (compared to 7.0% for the three months ended June 30, 2024).
Total interest expense was $27.6 million during the six months ended June 30, 2025, a decrease from $29.9 million in 2024 Q2. The decrease can be primarily attributed to the same factors discussed above. Cash related interest expense for the six months ended June 30, 2025, calculated as interest expense excluding amortization of deferred financing costs of $1.3 million, was $26.4 million and represents an average cost of debt of 6.3% when factoring in the Credit Facility balances during the quarter (compared to 7.5% for the six months ended June 30, 2024).
Equity earnings in affiliates and joint ventures

Three months ended June 30, 2025	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$31,512	$79,126	$6,607	$4,598	$121,843
Gross profit	1,419	1,718	505	305	3,947
(Loss) income before taxes	(5,661)	937	(995)	409	(5,310)
Net (loss) income	(5,661)	937	(692)	283	(5,133)

Three months ended June 30, 2024	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$30,263	$64,831	$13,760	$3,523	$112,377
Gross profit	8,317	2,369	1,925	309	12,920
Income before taxes	4,849	1,704	97	89	6,739
Net income	4,849	1,704	25	51	6,629

Management's Discussion and Analysis June 30, 2025	M-8	North American Construction Group Ltd.

Six months ended June 30, 2025	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$60,765	$172,979	$19,231	$4,765	$257,740
Gross profit	10,821	3,967	2,056	440	17,284
(Loss) income before taxes	(4,230)	2,415	(1,104)	861	(2,058)
Net (loss) income	(4,230)	2,415	(813)	778	(1,850)

Six months ended June 30, 2024	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$54,197	$149,027	$28,108	$6,883	$238,215
Gross profit	15,215	5,397	575	668	21,855
Income (loss) before taxes	5,765	3,911	(7,146)	1,522	4,052
Net income (loss)	5,765	3,911	(6,013)	1,454	5,117
Equity earnings in affiliates and joint ventures was generated by the joint ventures accounted for using the equity method. For the three months ended June 30, 2025, equity earnings were a loss of $5.1 million, down from income recorded of $6.6 million in the same period last year. The decline was primarily driven by a $7.7 million cumulative catch-up adjustment recorded in the current period to revise the forecasted Fargo project margin.
For the six months ended June 30, 2025, equity earnings were a loss of $1.9 million, compared to income of $5.1 million in the same period last year. The same cumulative catch-up adjustment recorded in 2025 Q2 was also the primary driver of the variance in results for the six months ended June 30, 2025, compared to the prior year period.
Change in fair value of contingent obligations

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Change in fair value of contingent obligation from adjustments to estimates	$(17,485)	$7,420	$(18,802)	$8,858
Increase in fair value of contingent obligation from interest accretion expense	4,247	4,143	8,594	8,098
Change in fair value of contingent obligation	$(13,238)	$11,563	$(10,208)	$16,956
The change in fair value of contingent obligations was a gain of $13.2 million and $10.2 million for the three and six months ended June 30, 2025, respectively (loss of $11.6 million and $17.0 million for the respective three and six months ended June 30, 2024). As at June 30, 2025, contingent obligations reflect the fair value of acquisition-related liabilities from the acquisition of the MacKellar Group on October 1, 2023. These obligations increase on interest accretion, decrease on payments made and fluctuate on variances of actual to estimated performance, changes in estimated future performance and changes in discount rates.
For the three and six months ended June 30, 2025, adjustments to estimates decreased the obligation by $17.5 million and $18.8 million, respectively. The downward adjustment was driven primarily by actual performance in the first half of 2025 being lower than estimated performance, largely due to the weather impacts experienced and a temporary over-reliance on subcontractor labour. The prior year increases of $7.4 million and $8.9 million included upward revisions to forecasted results based on estimated earnings from newly commissioned growth assets as well as increases to estimated performance from the installed fleet. These fluctuations are excluded from our adjusted earnings calculation given the non-cash, non-recurring nature of the adjustment.
For the three months ended June 30, 2025, interest accretion expense of $4.2 million was consistent with the prior year given consistent discount rates. This expense is included in our adjusted earnings calculation as it reflects the implied interest expense of the vendor-provided financing.

Management's Discussion and Analysis June 30, 2025	M-9	North American Construction Group Ltd.

Loss on derivative financial instruments
On May 29, 2024, we entered into a swap agreement on our common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the three and six months ended June 30, 2025, we recognized an unrealized loss of $0.8 million and $7.7 million, respectively, on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at June 30, 2025. The TSX closing price of the shares as at June 30, 2025, was $21.79 ($30.98 as at December 31, 2024), resulting in a fair value of $3.7 million being recorded to other long-term obligations ($3.9 million recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the three and six months ended June 30, 2024, we realized a gain of $0.2 million on a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
Income tax expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Current income tax expense (income)(i)	$798	$(1,275)	$2,575	$3,021
Deferred income tax expense	4,973	6,621	7,440	6,792
Income tax expense	$5,771	$5,346	$10,015	$9,813

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Our effective tax rate was 36% and 38% for the three and six months ended June 30, 2025, respectively, compared to 27% for both the three and six months ended June 30, 2024. Our effective tax rate in the current year reflects the mix of taxable earnings and losses across jurisdictions with differing tax rates, combined with withholdings taxes and permanent differences on our stock based compensation expenses.
Net income and comprehensive income
For the three months ended June 30, 2025, we recorded $9.7 million of net income and comprehensive income (basic net income per share of $0.35 and diluted net income per share of $0.33), compared to $15.8 million net income and comprehensive income (basic net income per share of $0.54 and diluted net income per share of $0.48) recorded for the same period last year.
For the six months ended June 30, 2025, we recorded $16.3 million of net income and comprehensive income (basic net income per share of $0.57 and diluted net income per share of $0.55), compared to $26.7 million of net income and comprehensive income (basic net income per share of $0.97 and diluted net income per share of $0.88) for the same period last year.

Management's Discussion and Analysis June 30, 2025	M-10	North American Construction Group Ltd.

Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$10,250	$14,503	$16,413	$26,014
Interest from convertible debentures (after tax)	616	1,489	1,728	2,981
Diluted net income available to common shareholders(i)	$10,866	$15,992	$18,141	$28,995

Adjusted net earnings(i)(ii)	$687	$21,318	$15,296	$42,348

Weighted-average number of common shares	29,354,387	26,730,049	28,611,557	26,731,762
Weighted-average number of diluted common shares	32,562,639	33,026,740	32,743,696	33,026,740

Basic net income per share	$0.35	$0.54	$0.57	$0.97
Diluted net income per share	$0.33	$0.48	$0.55	$0.88
Adjusted EPS(ii)	$0.02	$0.80	$0.54	$1.58
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q2 2025	Q1 2025	Q4 2024(iv)	Q3 2024(iv)	Q2 2024(iv)	Q1 2024(iv)	Q4 2023(iv)	Q3 2023
Revenue	$320.6	$340.8	$305.6	$286.9	$276.3	$297.0	$328.3	$196.9
Gross profit(i)	35.8	37.9	40.2	65.9	50.4	53.5	65.9	26.5
Adjusted EBITDA(i)	80.1	99.9	107.3	112.7	91.1	97.4	101.7	59.4
Net income and comprehensive income	9.7	6.6	3.5	15.6	15.8	10.8	17.8	11.4
Basic net income per share(ii)	$0.35	$0.22	$0.13	$0.54	$0.54	$0.43	$0.67	$0.43
Diluted net income per share(ii)	$0.33	$0.21	$0.13	$0.48	$0.48	$0.39	$0.59	$0.39
Adjusted EPS(i)(ii)	$0.02	$0.52	$0.95	$1.19	$0.80	$0.79	$0.87	$0.54
Cash dividend per share(iii)	$0.12	$0.12	$0.12	$0.10	$0.10	$0.10	$0.10	$0.10
(i)See "Non-GAAP Financial Measures".
(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2024.

Management's Discussion and Analysis June 30, 2025	M-11	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	June 30, 2025	December 31, 2024	Change
Cash	$79,025	$77,875	$1,150
Working capital assets
Accounts receivable	$195,313	$166,070	$29,243
Contract assets	15,670	4,135	11,535
Inventories(i)	74,217	69,027	5,190
Prepaid expenses and deposits	5,540	7,676	(2,136)
Working capital liabilities
Accounts payable	(143,044)	(110,750)	(32,294)
Accrued liabilities(i)	(60,966)	(78,010)	17,044
Contract liabilities	(6,444)	(1,944)	(4,500)
Total net working capital (excluding cash and current portion of long-term debt)(ii)	$80,286	$56,204	$24,082

Property, plant and equipment(i)	$1,350,451	$1,251,874	$98,577
Total assets(i)	1,827,215	1,694,500	132,715

Credit Facility(iii)	$257,536	$395,844	$(138,308)
Equipment financing(iii)	314,414	253,639	60,775
Contingent obligations(iii)	96,837	127,866	(31,029)
Senior debt(ii)	668,787	777,349	(108,562)
Senior unsecured notes	225,000	—	225,000
Mortgage(iii)	27,175	27,600	(425)
Total debt(ii)	920,962	804,949	116,013
Convertible debentures(iii)	55,000	129,106	(74,106)
Cash	(79,025)	(77,875)	(1,150)
Net debt(ii)	896,937	856,180	40,757
Total shareholders' equity(i)	460,216	389,036	71,180
Invested capital(ii)	$1,357,153	$1,245,216	$111,937
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
(iii)Includes current portion.
As at June 30, 2025, we had $79.0 million in cash and $234.1 million unused borrowing availability on the Credit Facility for a total liquidity of $313.2 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2024, we had $77.9 million in cash and $92.7 million of unused borrowing availability on the Credit Facility for total liquidity of $170.6 million. Total net working capital (excluding cash and current portion of long-term debt) was $80.3 million at June 30, 2025 ($56.2 million at December 31, 2024).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at June 30, 2025, our total available capital liquidity was $363.8 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2024, our total capital liquidity was $275.3 million. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

Management's Discussion and Analysis June 30, 2025	M-12	North American Construction Group Ltd.

(dollars in thousands)	June 30, 2025	December 31, 2024
Cash	$79,025	$77,875
Credit Facility borrowing limit	523,875	522,550
Credit Facility drawn	(257,536)	(395,844)
Letters of credit outstanding	(32,202)	(33,992)
Cash liquidity(i)	$313,162	$170,589
Finance lease borrowing limit	400,000	400,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(314,414)	(253,639)
Guarantees provided to joint ventures	(54,907)	(61,675)
Total capital liquidity(i)	$363,841	$275,275
(i)See "Non-GAAP Financial Measures".
As at June 30, 2025, we had $3.4 million in trade receivables that were more than 30 days past due compared to $1.2 million as at December 31, 2024. As at June 30, 2025, and December 31, 2024, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at June 30, 2025, holdbacks totalled $1.5 million, up from $0.8 million as at December 31, 2024.
Capital additions
Reconciliation to Statements of Cash Flows

	Three months ended,		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Purchase of PPE(i)	$74,660	$80,359	$167,733	$156,374
Additions to intangibles	586	706	1,299	1,676
Gross capital expenditures	$75,246	$81,065	$169,032	$158,050
Proceeds from sale of PPE	(1,215)	(492)	(3,285)	(1,595)
Capital expenditures, net(ii)	$74,031	$80,573	$165,747	$156,455
Finance lease additions	18,605	9,031	44,808	21,069
Capital additions(ii)	$92,636	$89,604	$210,555	$177,524
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Sustaining and growth additions

	Three months ended,		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Sustaining(i)	$67,442	$69,661	$144,699	$123,817
Growth	6,589	10,912	21,048	32,638
Capital expenditures, net(ii)	$74,031	$80,573	$165,747	$156,455
Sustaining	$731	$—	$13,327	$14,157
Growth	17,874	9,031	31,481	6,912
Finance lease additions	$18,605	$9,031	$44,808	$21,069
Sustaining(i)	$68,173	$69,661	$158,026	$137,974
Growth	24,463	19,943	52,529	39,550
Capital additions(ii)	$92,636	$89,604	$210,555	$177,524
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2025	M-13	North American Construction Group Ltd.

A breakdown of capital additions by reportable segment is as follows:

	Three months ended			Three months ended
	June 30, 2025			June 30, 2024
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$32,413	$35,760	$68,173	$25,709	$43,952	$69,661
Growth	10,655	13,808	24,463	19,943	—	19,943
Capital additions(ii)	$43,068	$49,568	$92,636	$45,652	$43,952	$89,604

	Six months ended			Six months ended
	June 30, 2025			June 30, 2024
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$70,685	$87,341	$158,026	$37,819	$100,155	$137,974
Growth	25,031	27,498	52,529	39,523	27	39,550
Capital additions(ii)	$95,716	$114,839	$210,555	$77,342	$100,182	$177,524
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Capital additions for the three months ended June 30, 2025, were $92.6 million ($89.6 million in the prior year) and for the six months ended June 30, 2025, are $210.6 million ($177.5 million in the prior year). The spend within the Heavy Equipment - Australia segment primarily relates to growth purchases as new projects commence and customer demand continues to increase, along with the ongoing routine sustaining maintenance of the existing fleet. In both current year periods, the Heavy Equipment - Canada segment managed lower levels of routine maintenance spend compared to last year, offset by added growth capital in support of construction services projects in the Canadian oil sands compared to the prior year.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our growth capital additions financed through capital leases during the three and six months ended June 30, 2025 was $17.9 million and $31.5 million, respectively ($9.0 million and $6.9 million in the prior year) in support of new project commencements in Heavy Equipment - Australia and new construction scopes in Heavy Equipment - Canada. Our sustaining capital additions financed through finance leases during the three and six months ended June 30, 2025, was $0.7 million and $13.3 million, respectively ($nil and $14.2 million in the prior year) used predominantly to purchase replacement single-life units. Our equipment fleet is currently split among owned (82%), finance leased (16%) and rented equipment (2%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Fargo	$(2,218)	$3,532	$(2,257)	$9,575
MNALP	3,336	1,009	7,144	1,176
Nuna	32	30	191	223
Other	—	(113)	8	(112)
Share of affiliate and joint venture capital additions(i)	$1,150	$4,458	$5,086	$10,862
(i)See "Non-GAAP Financial Measures".
Capital additions within the joint ventures in both years are considered to be sustaining in nature. In both current-year periods, Fargo recorded net capital disposals driven by the phased disposal of equipment as the project advances toward the completion of specific stages. MNALP capital largely relates to routine capital maintenance of the existing fleet.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2024.

Management's Discussion and Analysis June 30, 2025	M-14	North American Construction Group Ltd.

Summary of consolidated cash flows

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Cash provided by operating activities(i)	$64,674	$66,431	$116,092	$85,390
Cash used in investing activities(i)	(71,823)	(87,017)	(165,604)	(153,112)
Cash provided by financing activities	7,018	9,709	50,822	48,425
Increase (decrease) in cash	$(131)	$(10,877)	$1,310	$(19,297)

(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Operating activities

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Cash provided by operating activities prior to change in working capital(i)(ii)	$63,886	$78,001	$139,817	$151,186
Net changes in non-cash working capital(i)	788	(11,570)	(23,725)	(65,796)
Cash provided by operating activities(ii)	$64,674	$66,431	$116,092	$85,390
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Cash provided by operating activities for the three months ended June 30, 2025, was $64.7 million, compared to cash provided by operating activities of $66.4 million for the three months ended June 30, 2024. The slight decrease in operating cash flow in the current quarter is the net result of the less cash generated by operating activities, offset by improved cash from changes in working capital accounts. Cash provided by operating activities for the six months ended June 30, 2025, was $116.1 million, compared to cash provided by operating activities of $85.4 million for the six months ended June 30, 2024. This increase is largely driven by improved contribution from changes in working capital accounts.
Cash provided by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Accounts receivable	$(8,574)	$(2,289)	$(28,583)	$(47,860)
Contract assets	4,074	2,928	(11,465)	21,995
Inventories(i)	(296)	987	(5,143)	1,721
Prepaid expenses and deposits	987	129	2,132	(485)
Accounts payable	3,022	(5,483)	30,466	(26,137)
Accrued liabilities(i)	1,927	(3,598)	(15,733)	(14,980)
Contract liabilities	(352)	(4,244)	4,601	(50)
Net change in non-cash working capital	$788	$(11,570)	$(23,725)	$(65,796)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
Investing activities
Cash used in investing activities for the three months ended June 30, 2025, was $71.8 million, compared to $87.0 million for the three months ended June 30, 2024. Current period investing activities largely relate to $74.7 million for the purchase of property, plant and equipment, partially offset by $1.2 million cash received on the disposal of property, plant and equipment. Prior year investing activities included $80.4 million for the purchase of property, plant and equipment, and $6.4 million of net advances of loans to affiliates and joint ventures, partially offset by $0.5 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the six months ended June 30, 2025, was $165.6 million, compared to $153.1 million for the six months ended June 30, 2024. Current period investing activities largely relate to $167.7 million for the purchase of property, plant and equipment, partially offset by $3.3 million cash received on the disposal of property, plant and equipment. Prior year investing activities included $156.4 million for the purchase of property,

Management's Discussion and Analysis June 30, 2025	M-15	North American Construction Group Ltd.

plant and equipment, partially offset by $4.0 million for the cash settlement of derivative financial instruments, and $1.6 million cash received on the disposal of property, plant and equipment.
Financing activities
Cash provided by financing activities during the three months ended June 30, 2025, was $7.0 million, which included $468.3 million of proceeds from long-term debt, partially offset by $420.6 million of long-term debt repayments, $20.6 million for payments towards contingent obligations, $6.9 million for financing costs, $3.6 million for the dividend payment, and $9.5 million for the share purchase program. Cash provided by financing activities during the three months ended June 30, 2024, was $9.7 million which included $75.9 million of proceeds from long-term debt, offset by $42.4 million of long-term debt repayments, $20.9 million for payments towards contingent obligations, and $2.7 million for the dividend payment.
Cash provided by financing activities during the six months ended June 30, 2025, was $50.8 million, which included $565.5 million of proceeds from long-term debt, partially offset by $466.1 million of long-term debt repayments, $6.9 million of financing costs, $21.5 million for payments towards contingent obligations, $6.6 million for dividend payments, $12.0 million for the share purchase program, and $1.4 million for the settlement of convertible debentures. Cash provided by financing activities during the six months ended June 30, 2024, was $48.4 million which included $151.3 million of proceeds from long-term debt, partially offset by $76.3 million of long-term debt repayments, $20.9 million for payments towards contingent obligations, and $5.3 million for dividend payments.
Free cash flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Consolidated Statements of Cash Flows
Cash provided by operating activities(i)	$64,674	$66,431	$116,092	$85,390
Cash used in investing activities(i)	(71,823)	(87,017)	(165,604)	(153,112)
Effect of exchange rate on changes in cash	915	(875)	(160)	(974)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(ii)	24,463	19,943	52,529	39,550
Capital additions financed by leases(ii)	(18,605)	(9,031)	(44,808)	(21,069)
Free cash flow(i)	$(376)	$(10,549)	$(41,951)	$(50,215)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Accounting Estimates, Pronouncements and Measures".
(ii)See "Non-GAAP Financial Measures".
Free cash flow was a use of cash of $0.4 million in the quarter. This use of cash was primarily based on adjusted EBITDA generation of $80.1 million offset by sustaining capital additions ($68.2 million), cash interest expense ($13.4 million), and current income taxes ($0.8 million).
Free cash flow for the six months ended June 30, 2025 was a use of cash of $42.0 million in the first half of 2025 impacted by the consumption of $23.7 million in our working capital accounts. The working capital draw on cash is directionally consistent to 2024 H1 and is comparable with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $180.0 million and when factoring in sustaining capital additions ($158.0 million), cash interest expense ($26.4 million) and current income taxes ($2.6 million), $6.9 million of cash was used by the overall business during the six months.

Management's Discussion and Analysis June 30, 2025	M-16	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of June 30, 2025, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at June 30, 2025, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2025	2026	2027	2028	2029 and thereafter
Credit Facility	$282,467	$7,099	$14,082	$14,082	$247,204	$—
Equipment financing	347,671	56,763	99,058	94,163	57,558	40,129
Senior unsecured notes	309,283	8,719	17,438	17,438	17,438	248,250
Convertible debentures(i)	57,053	1,375	55,678	—	—	—
Contingent obligations	115,026	18,213	46,855	49,958	—	—
Mortgage	38,348	892	1,783	1,783	1,783	32,107
Operating leases(ii)	14,807	753	1,654	1,368	1,318	9,714
Non-lease components of building lease commitments(iii)	245	187	6	6	6	40
Supplier contracts	5,643	5,643	—	—	—	—
Contractual obligations	$1,170,543	$99,644	$236,554	$178,798	$325,307	$330,240
(i)If not converted earlier.
(ii)Operating leases are net of receivables on subleases of $361 (2025 - $361).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $184 (2025 - $184). These commitments include common area maintenance, management fees, property taxes, and parking related to operating leases.
Contractual obligations of $1,170.5 million as at June 30, 2025, increased from $1,138.1 million as at December 31, 2024, primarily related to the addition of the senior unsecured notes of $309.3 million and increases in equipment financing of $63.7 million, offset by decreases to the Credit Facility of $187.3 million, convertible debentures of $89.8 million and contingent obligations of $63.7 million. We have no off-balance sheet arrangements.
Credit Facility
On May 1, 2025, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on May 1, 2028, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (no change) and an Australian dollar tranche of $250.0 million AUD (no change), totalling $523.9 million of lending capacity using the exchange rate in effect as at June 30, 2025. As at June 30, 2025, the Credit Facility had borrowings of $215.0 million under the Canadian dollar tranche and $47.5 million AUD under the Australian dollar tranche, for total borrowings of $257.5 million using the exchange rate in effect as at June 30, 2025. The Credit Facility permits Senior Unsecured Notes to a limit of $400.0 million, finance lease obligations to a limit of $400.0 million (no change) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for finance lease obligations includes guarantees provided by us to certain joint ventures. During the three and six months ended June 30, 2025, financing costs of $0.6 million were incurred in connection with the amended Credit Facility and are recorded in other assets on the Consolidated Balance Sheets.
As at June 30, 2025, the Credit Facility had borrowings of $257.5 million (December 31, 2024 - $395.8 million) and $32.2 million in issued letters of credit (December 31, 2024 - $34.0 million). At June 30, 2025, our borrowing availability under the Credit Facility was $234.1 million (December 31, 2024 - $92.7 million).
Under the terms of the Credit Facility the Senior Debt to Bank EBITDA Ratio is to be maintained at less than or equal to 3.0:1. The Total Debt to Bank EBITDA Ratio is to be maintained at less than or equal to 4.0:1. The Interest Coverage Ratio is to be maintained at a ratio greater than 3.0:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at June 30, 2025, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.

Management's Discussion and Analysis June 30, 2025	M-17	North American Construction Group Ltd.

Senior unsecured notes
On May 1, 2025, we completed a private placement of $225 million aggregate principal amount of senior unsecured notes due May 1, 2030 (the “Notes”). The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, we may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the indenture. On or after May 1, 2027, we may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price of equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to our Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.
During the three and six months ended June 30, 2025, financing costs of $6.3 million were incurred in connection with the Notes and are recorded within liabilities on the Consolidated Balance Sheets.
Debt ratings
On April 24, 2025, our Company received a credit rating from S&P Global Ratings ("S&P") of "BB-" (stable) and from Morningstar DBRS ("Morningstar") of "BB (high)" (stable).
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at August 8, 2025, there were 30,176,981 voting common shares outstanding, which included 873,970 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (30,176,981 common shares, including 1,010,022 common shares classified as treasury shares at June 30, 2025).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	June 30, 2025	December 31, 2024
5.50% convertible debentures	$—	$74,106
5.00% convertible debentures	55,000	55,000
	$55,000	$129,106
On January 29, 2025, we issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted

Management's Discussion and Analysis June 30, 2025	M-18	North American Construction Group Ltd.

debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72.7 million of the outstanding principal amount into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.02, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by us. The remaining unamortized deferred financing costs on the debentures is $0.3 million.
Swap Agreement
On May 29, 2024, we entered into a swap agreement on our common shares with a financial institution for risk management purposes in relation to our stock-based compensation arrangements. During the three and six months ended June 30, 2025, we recognized unrealized losses of $0.8 million and $7.7 million, respectively, on this agreement based on the difference between the par value of the shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10 as at June 30, 2025. The agreements mature on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at June 30, 2025, was $21.79 ($30.98 as at December 31, 2024), resulting in a fair value of $3.7 million being recorded to other long-term obligations ($3.9 million recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets as at June 30, 2025. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.
During the six months ended June 30, 2024, we realized a gain of $0.2 million, on a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
Share purchase program
On November 4, 2024, we commenced a Normal Course Issuer Bid (“NCIB”) to purchase for cancellation up to 2,087,577 common shares. This amount represents approximately 10% of the public float and 7.5% of the issued and outstanding common shares as of that date. To support the NCIB, we entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025. During the six months ended June 30, 2025, we purchased and cancelled 529,700 shares under this NCIB at an average price of $22.64 per share. These transactions resulted in a decrease to common shares of $4.7 million and a decrease to additional paid-in capital of $7.3 million on our consolidated balance sheets. As of June 30, 2025, 679,108 common shares (33%) have been purchased and cancelled under this program.

Management's Discussion and Analysis June 30, 2025	M-19	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at June 30, 2025, and the preceding quarter, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	June 30, 2025	December 31, 2024
Remaining performance obligations per financial statements	$148,883	$227,688
Add: undefined committed volumes	2,368,861	2,888,374
Backlog(i)	$2,517,744	$3,116,062
Equity method investment backlog(i)	281,264	404,711
Combined backlog(i)	$2,799,008	$3,520,773
(i)See "Non-GAAP Financial Measures".
Backlog decreased $598.3 million while combined backlog decreased by $721.8 million on a net basis, during the three months ended June 30, 2025.
Revenue generated from backlog during the six months ended June 30, 2025, was $567.6 million and we estimate that $480.3 million of our backlog reported above will be performed over the balance of 2025 (combined total of $1,047.9 million). For the year ended December 31, 2024, revenue generated from backlog was $1,313.0 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	June 30, 2025	December 31, 2024
Accounts receivable	$67,450	$73,928
Contract assets	12,235	2,619
Other assets	227	112
Accounts payable	10,901	12,660
Accrued liabilities	7,200	9,070
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The vast majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the three months ended June 30, 2025, and 2024, revenue earned from these services was $152.1 million and $120.3 million, respectively. For the six months ended June 30, 2025, and 2024, revenue earned from these services was $321.8 million and $277.1 million, respectively. The accounts receivable, contract assets, accounts payable, and contract liabilities balances above are primarily from these services with MNALP. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on the loans outstanding.

Management's Discussion and Analysis June 30, 2025	M-20	North American Construction Group Ltd.

OUTLOOK
The following table provides projected key measures for 2025. While our revenue guidance remains unchanged, supported by our backlog, our EBITDA and EPS guidance for the second half of 2025 have been adjusted to reflect increased near-term costs related to demand volatility and higher maintenance requirements. Guidance on sustaining and growth capital spending and free cash flow remain unchanged. Our updated debt leverage target reflects the debenture conversions in the first quarter of 2025.

	Actual results for the six months ended			Outlook for the six months ended
	June 30, 2024	December 31, 2024	June 30, 2025	December 31, 2025
				Current	Previous
Key measures
Combined revenue(i)	$675M	$740M	$762M	$700 - $750M	No Change
Adjusted EBITDA(i)	$188M	$202M	$180M	$190 - $210M	$205 - $225M
Adjusted EPS(i)	$1.58	$2.15	$0.54	$1.40 - $1.60	$1.95 - $2.15
Sustaining capital(i)	$138M	$69M	$158M	$60 - $70M	No Change
Free cash flow(i)	($50M)	$68M	($42M)	$95 - $105M	No Change

Capital allocation
Growth spending(i)	$40M	$45M	$53M	Approx. $25M	No Change
Net debt leverage(i)	2.2x	2.2x	2.2x	Targeting 2.1x	1.7x

(i)See "Non-GAAP Financial Measures".
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2024.
Change in significant accounting policy - Classification of heavy equipment tires
Effective in the first quarter of 2025, we have changed our accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to Note 16 in the consolidated financial statements for the period ended June 30, 2025.
Accounting pronouncements recently adopted
Joint venture formations
We adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.
Stock compensation
We adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.

Management's Discussion and Analysis June 30, 2025	M-21	North American Construction Group Ltd.

Recent accounting pronouncements not yet adopted
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures for capital expenditures, capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect cash requirements for assets depreciated and amortized that may have to be replaced in the future.

Management's Discussion and Analysis June 30, 2025	M-22	North American Construction Group Ltd.

"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital", "growth capital additions", and "growth spending" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Senior debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: finance leases; borrowings under our credit facilities (excluding outstanding Letters of Credit); promissory notes; financing

Management's Discussion and Analysis June 30, 2025	M-23	North American Construction Group Ltd.

obligations; and vendor financing. We believe total debt is a meaningful measure in understanding our debt obligations.
"Total debt" is defined as senior debt plus the sum of the outstanding principal balance (current and long-term portions) of: senior unsecured notes and mortgage debt. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt plus convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
Non-GAAP ratios
"Margin" is defined as the financial number as a percentage of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
“Net debt leverage” is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
“Total net working capital (excluding cash and current portion of long-term debt)” represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2025, such disclosure controls and procedures were ineffective based on the unremediated material weakness in our internal

Management's Discussion and Analysis June 30, 2025	M-24	North American Construction Group Ltd.

control over financial reporting related to insufficient evidence supporting the performance of the inventory count controls within the MacKellar entities' parts and supplies inventory. The material weakness identified in our internal control over financial reporting was identified in 2024 Q4 and is described more fully in the Controls and Procedures section of our 2024 Annual Report.
Management’s report on internal control over financial reporting
As previously reported in our Annual Report for the fiscal year ended December 31, 2024, management identified a material weakness in its internal controls over financial reporting as part of the first time assessment of the effectiveness of ICFR for the MacKellar entities. Specifically, the MacKellar entities did not maintain evidence supporting the performance of controls relating to inventory counts of parts and supplies inventories, due to lack of appropriate training for the individuals conducting the count.
This material weakness in our internal control over financial reporting did not result in any material misstatements to parts and supplies inventories in our unaudited interim consolidated financial statements for the three and six months ended June 30, 2025.
Management, with oversight of the audit committee of the board of directors, is continuing to implement effective internal controls over the MacKellar entities’ inventory process. The internal control remediation activities underway include, but are not limited to, focused training for the individuals conducting the count, continuing the ERP implementation to fully utilize all modules, and improvements to the control design for effective retention of the evidence to support the performance of the controls. While we have taken steps to implement our remediation plan, the material weakness will not be considered remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that the controls are operating effectively.
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three and six months ended June 30, 2025, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2025, we had 279 salaried employees and 1,148 hourly employees in our Australian operations. Approximately 650 are covered under the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees and is up for review in late 2025.
As at June 30, 2025, we had 204 salaried employees (June 30, 2024 - 197 salaried employees) and 1,297 hourly employees (June 30, 2024 - 1,167 hourly employees) in our Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 82% are union members and work under collective bargaining agreements (June 30, 2024 - 81% ). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Management's Discussion and Analysis June 30, 2025	M-25	North American Construction Group Ltd.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "continue", "expect", "intend", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect.
•Our belief that there is minimal risk in the collection of our trade receivables.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•All financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, Adjusted EBITDA, sustaining capital, Adjusted EPS, free cash flow, growth spending and net debt leverage.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•the unusually heavy rainfalls in Australia and the site shutdown in Canada that we experienced being one-time or rare disruptions, with the operational inefficiencies that occurred in relation to them not recurring or continuing in Q2;
•the steps we have taken to reduce short-term overreliance on subcontractor support being effective;
•the early component failures and higher idle times that have resulted from extended periods of severe cold being appropriately mitigated in the future;
•oil and coal prices remaining stable and not dropping significantly in 2025;
•worldwide demand for metallurgical coal and thermal coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Management's Discussion and Analysis June 30, 2025	M-26	North American Construction Group Ltd.

These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2024, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2024, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market, and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets, and contract portfolios. International projects can expose us to risks beyond those typical for our activities in our home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond the our control, including the duration and severity of the impact of global economic downturns. We have experienced no material change in market risk as of the quarter ended June 30, 2025. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2024.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2024, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis June 30, 2025	M-27	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2025	December 31, 2024
			Restated Notes 2, 16
Assets
Current assets
Cash		$79,025	$77,875
Accounts receivable	5, 8	195,313	166,070
Contract assets	6(b)	15,670	4,135
Inventories	2, 7, 16	74,217	69,027
Prepaid expenses and deposits		5,540	7,676
Assets held for sale		683	683
		370,448	325,466
Property, plant and equipment, net of accumulated depreciation of $539,496 (December 31, 2024 – $500,303)	2, 16	1,350,451	1,251,874
Operating lease right-of-use assets		11,181	12,722
Investments in affiliates and joint ventures	8	79,181	84,692
Intangible assets		10,159	9,901
Other assets		5,795	9,845
Total assets		$1,827,215	$1,694,500
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$143,044	$110,750
Accrued liabilities	2, 16	60,966	78,010
Contract liabilities	6(b)	6,444	1,944
Current portion of long-term debt	9	149,539	84,194
Current portion of contingent obligations	14(a)	33,021	39,290
Current portion of operating lease liabilities		1,488	1,771
		394,502	315,959
Long-term debt	9	723,061	719,399
Contingent obligations	14(a)	63,816	88,576
Operating lease liabilities		10,279	11,441
Other long-term obligations		42,910	44,711
Deferred tax liabilities		132,431	125,378
		1,366,999	1,305,464
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2025 - 30,176,981 (December 31, 2024 – 27,704,450))	10(a)	295,074	228,961
Treasury shares (June 30, 2025 - 1,010,022 (December 31, 2024 - 1,000,328))	10(a)	(16,156)	(15,913)
Additional paid-in capital		16,783	20,819
Retained earnings	16	165,698	156,271
Accumulated other comprehensive loss		(1,183)	(1,102)
Shareholders' equity		460,216	389,036
Total liabilities and shareholders’ equity		$1,827,215	$1,694,500
Subsequent event (note 10(c)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
			Restated Notes 2, 16		Restated Notes 2, 16
Revenue	6	$320,634	$276,314	$661,467	$573,340
Cost of sales	2, 12, 16	230,293	182,804	472,521	378,474
Depreciation	2, 16	54,511	43,151	115,225	91,013
Gross profit		35,830	50,359	73,721	103,853
General and administrative expenses		12,662	10,624	20,344	25,067
Amortization of intangible assets		489	308	1,090	618
(Gain) loss on disposal of property, plant and equipment		(110)	32	(1,084)	293
Operating income		22,789	39,395	53,371	77,875
Interest expense, net	13	14,123	14,339	27,639	29,936
Equity loss (earnings) in affiliates and joint ventures	8	5,133	(6,629)	1,850	(5,117)
Loss on derivative financial instruments	14(b)	750	273	7,662	273
Change in fair value of contingent obligations	14(a)	(13,238)	11,563	(10,208)	16,956
Income before income taxes		16,021	19,849	26,428	35,827
Current income tax expense (benefit)	2, 16	798	(1,275)	2,575	3,021
Deferred income tax expense		4,973	6,621	7,440	6,792
Net income		10,250	14,503	16,413	26,014
Other comprehensive income
Unrealized foreign currency translation loss (gain)		559	(1,331)	81	(638)
Comprehensive income		$9,691	$15,834	$16,332	$26,652
Per share information
Basic net income per share	10(b)	$0.35	$0.54	$0.57	$0.97
Diluted net income per share	10(b)	$0.33	$0.48	$0.55	$0.88
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,254	$(407)	$356,876
Net income	—	—	—	26,014	—	26,014
Unrealized foreign currency translation gain	—	—	—	—	646	646
Dividends ($0.20 per share)	—	—	—	(5,348)	—	(5,348)
Purchase of treasury shares	—	(229)	—	—	—	(229)
Stock-based compensation	—	—	2,540	—	—	2,540
Balance at June 30, 2024	$229,455	$(16,394)	$23,279	$143,920	$239	$380,499

Balance at December 31,2024	$228,961	$(15,913)	$20,819	$156,271	$(1,102)	$389,036
Net income	—	—	—	16,413	—	16,413
Unrealized foreign currency translation loss	—	—	—	—	(81)	(81)
Dividends ($0.24 per share)	—	—	—	(6,986)	—	(6,986)
Share purchase program	(4,724)	—	(7,291)	—	—	(12,015)
Purchase of treasury shares	—	(243)	—	—	—	(243)
Stock-based compensation	—	—	3,255	—	—	3,255
Conversion of convertible debentures	70,837	—	—	—	—	70,837
Balance at June 30, 2025	$295,074	$(16,156)	$16,783	$165,698	$(1,183)	$460,216
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
			Restated Notes 2, 16		Restated Notes 2, 16
Cash provided by (used in)
Operating activities:
Net income	2, 16	$10,250	$14,503	$16,413	$26,014
Adjustments to reconcile net income to cash from operating activities:
Depreciation	2, 16	54,511	43,151	115,225	91,013
Amortization of deferred financing costs	13	692	764	1,274	1,523
(Gain) loss on disposal of property, plant and equipment		(110)	32	(1,084)	293
Loss on derivative financial instruments		750	273	7,662	273
Stock-based compensation expense (benefit)		964	(1,859)	(2,444)	1,749
Equity loss (earnings) in affiliates and joint ventures	8	5,133	(6,629)	1,850	(5,117)
Dividends received from affiliates and joint ventures	8	87	158	1,174	3,502
Change in fair value of contingent obligations	14(a)	(13,238)	11,563	(10,208)	16,956
Unrealized foreign currency (gain) loss		(637)	6,446	1,340	2,019
Deferred income tax expense		4,973	6,621	7,440	6,792
Other adjustments to cash from operating activities		511	2,978	1,175	6,169
Net changes in non-cash working capital	2, 15(b), 16	788	(11,570)	(23,725)	(65,796)
		64,674	66,431	116,092	85,390
Investing activities:
Purchase of property, plant and equipment	2, 16	(74,660)	(80,359)	(167,733)	(156,374)
Additions to intangible assets		(586)	(706)	(1,299)	(1,676)
Proceeds on disposal of property, plant and equipment		1,215	492	3,285	1,595
Net collections (advances) of loans with affiliates and joint ventures		2,208	(6,444)	143	(672)
Cash settlement of derivative financial instruments		—	—	—	4,015
		(71,823)	(87,017)	(165,604)	(153,112)
Financing activities:
Proceeds from long-term debt	9	468,293	75,885	565,474	151,277
Repayment of long-term debt	9	(420,584)	(42,429)	(466,073)	(76,319)
Settlement of convertible debentures	9(e)	—	—	(1,357)	—
Financing costs	9(c), 9(d)	(6,872)	(49)	(6,872)	(49)
Dividends paid	10(c)	(3,557)	(2,674)	(6,579)	(5,348)
Share purchase program	10(c)	(9,494)	—	(12,015)	—
Purchase of treasury shares	10(a)	(120)	(117)	(243)	(229)
Payments towards contingent obligations	14(a)	(20,648)	(20,907)	(21,513)	(20,907)
		7,018	9,709	50,822	48,425
Decrease in cash		(131)	(10,877)	1,310	(19,297)
Effect of exchange rate on changes in cash		915	(875)	(160)	(974)
Cash, beginning of period		78,241	80,095	77,875	88,614
Cash, end of period		$79,025	$68,343	$79,025	$68,343
Supplemental cash flow information (note 15(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2025
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships, and joint ventures.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favourable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favourable for this type of work. Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through March. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
Change in significant accounting policy - Classification of heavy equipment tires
Effective in the first quarter of 2025, the Company changed its accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
The Company has applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period presented in these Financial Statements. For further details regarding the retrospective adjustments, refer to Note 16.
3. Accounting pronouncements recently adopted
a) Joint venture formations
The Company adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.
b) Stock compensation
The Company adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-5	North American Construction Group Ltd.

reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.
4. Recent accounting pronouncements not yet adopted
a) Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
5. Accounts receivable

	June 30, 2025	December 31, 2024
Trade	$82,690	$69,411
Holdbacks	1,525	791
Accrued trade receivables	80,227	71,933
Contract receivables	164,442	142,135
Other	30,871	23,935
	$195,313	$166,070
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-6	North American Construction Group Ltd.

6. Revenue
a) Disaggregation of revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Revenue by source
Operations support services	$285,420	$262,624	$599,680	$547,348
Equipment and component sales	9,623	13,448	20,572	24,470
Construction services	25,591	242	41,215	1,522
	$320,634	$276,314	$661,467	$573,340
Revenue by commercial terms
Time-and-materials	$259,582	$245,721	$542,232	$482,796
Unit-price	59,719	27,404	113,926	83,338
Lump-sum	1,333	3,189	5,309	7,206
	$320,634	$276,314	$661,467	$573,340
Revenue recognition method
As-invoiced	$259,227	$246,814	$543,929	$501,435
Cost-to-cost percent complete	51,784	16,052	96,966	47,435
Point-in-time	9,623	13,448	20,572	24,470
	$320,634	$276,314	$661,467	$573,340
b) Contract balances

	June 30, 2025	December 31, 2024
Contract assets	$15,670	$4,135
Contract liabilities
Contract liabilities	6,444	1,944
Long-term contract liabilities (included in other long-term obligations)	19,140	19,027
	$25,584	$20,971
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and revenue recognized from variable consideration related to unapproved contract modifications. The increase in contact assets as at June 30, 2025, is a result of increased cost-to-cost percent complete scopes of work and completed scopes of work awaiting final customer approvals to be billed.
Contract liabilities consist of advance payments, billings in excess of costs incurred, and estimated earnings on uncompleted contracts and upfront payments from customers for long-term contracts to assist with operations scaling. During the three and six months ended June 30, 2025, the Company recognized revenue of $304 and $nil, respectively that was included in the contract liability balance as of March 31, 2025 and December 31, 2024, respectively ($1,366 and $59 in 2024 that was included in the contract balance as of March 31, 2024, and December 31, 2023, respectively).
c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2025 (excluding the six months ended June 30, 2025)	$62,830
2026	86,053
$148,883

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-7	North American Construction Group Ltd.

d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the three and six months ended June 30, 2025, of $213 and $2,897, respectively (three and six months ended June 30, 2024 – $1,017 and $2,501). In the three months ended June 30, 2025, the Company settled the $2,684 in unapproved contract modifications recognized during the three months ended March 31, 2025. The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at June 30, 2025, of $213 (December 31, 2024 – $nil).
7. Inventories

	June 30, 2025	December 31, 2024
		Restated Notes 2, 16
Repair parts	$55,526	$49,991
Fuel and lubricants	1,960	2,612
Parts and supplies	57,486	52,603
Parts, supplies and components for equipment rebuilds	16,133	15,397
Customer rebuild work in process	598	1,027
	$74,217	$69,027
8. Investments in affiliates and joint ventures
The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
Mikisew North American Limited Partnership ("MNALP")	49%
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Balance, beginning of period	$86,341	$74,498	$84,692	$81,435
Share of net (loss) income	(5,133)	6,629	(1,850)	5,117
Dividends received from affiliates and joint ventures	(87)	(158)	(1,174)	(3,502)
Intercompany eliminations	(1,940)	237	(2,487)	(1,844)
Balance, end of period	$79,181	$81,206	$79,181	$81,206

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-8	North American Construction Group Ltd.

a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

June 30, 2025	Fargo	MNALP	Nuna	Other entities	Total
Assets
Cash	$38,649	$3,102	$711	$281	$42,743
Other current assets	30,876	40,653	32,310	1,799	105,638
Non-current assets	267,433	36,693	18,105	7,346	329,577
Total assets	$336,958	$80,448	$51,126	$9,426	$477,958
Liabilities
Contract liabilities	$42,054	$—	$388	$52	$42,494
Other current liabilities (excluding current portion of long-term debt)	51,330	39,739	5,394	1,840	98,303
Long-term debt (including current portion)	215,075	26,905	5,209	5,946	253,135
Non-current liabilities	193	—	4,652	—	4,845
Total liabilities	$308,652	$66,644	$15,643	$7,838	$398,777
Net investments in affiliates and joint ventures	$28,306	$13,804	$35,483	$1,588	$79,181

December 31, 2024	Fargo	MNALP	Nuna	Other entities	Total
Assets
Cash	$78,346	$3,197	$1,518	$364	$83,425
Other current assets	5,342	43,424	36,053	1,899	86,718
Non-current assets	270,763	34,393	18,198	7,439	330,793
Total assets	$354,451	$81,014	$55,769	$9,702	$500,936
Liabilities
Contract liabilities	$69,683	$—	$2,311	$4	$71,998
Other current liabilities (excluding current portion of long-term debt)	30,528	37,401	6,045	1,900	75,874
Long-term debt (including current portion)	219,516	30,221	7,508	6,021	263,266
Non-current liabilities	341	—	4,765	—	5,106
Total liabilities	$320,068	$67,622	$20,629	$7,925	$416,244
Net investments in affiliates and joint ventures	$34,383	$13,392	$35,140	$1,777	$84,692
Included within the Company's share of Nuna, as at June 30, 2025, are contract assets (other current assets) of $8,281 from variable consideration related to unapproved contract modifications (December 31, 2024 – $8,281).
Statements of Operations

Three months ended June 30, 2025	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$31,512	$79,126	$6,607	$4,598	$121,843
Gross profit	1,419	1,718	505	305	3,947
(Loss) income before taxes	(5,661)	937	(995)	409	(5,310)
Net (loss) income	(5,661)	937	(692)	283	(5,133)

Three months ended June 30, 2024	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$30,263	$64,831	$13,760	$3,523	$112,377
Gross profit	8,317	2,369	1,925	309	12,920
Income before taxes	4,849	1,704	97	89	6,739
Net income	4,849	1,704	25	51	6,629

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-9	North American Construction Group Ltd.

Six months ended June 30, 2025	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$60,765	$172,979	$19,231	$4,765	$257,740
Gross profit	10,821	3,967	2,056	440	17,284
(Loss) income before taxes	(4,230)	2,415	(1,104)	861	(2,058)
Net (loss) income	(4,230)	2,415	(813)	778	(1,850)

Six months ended June 30, 2024	Fargo	MNALP	Nuna	Other entities	Total
Revenues	$54,197	$149,027	$28,108	$6,883	$238,215
Gross profit	15,215	5,397	575	668	21,855
Income (loss) before taxes	5,765	3,911	(7,146)	1,522	4,052
Net income (loss)	5,765	3,911	(6,013)	1,454	5,117
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	June 30, 2025	December 31, 2024
Accounts receivable	$67,450	$73,928
Contract assets	12,235	2,619
Other assets	227	112
Accounts payable	10,901	12,660
Accrued liabilities	7,200	9,070
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three and six months ended June 30, 2025, revenue earned from these services was $152,081 and $321,833, respectively (three and six months ended June 30, 2024, - $120,270 and $277,058, respectively). The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At June 30, 2025, MNALP had recorded accounts receivable of $67,324 on its balance sheet (December 31, 2024 – $84,042).
9. Long-term debt

	Note	June 30, 2025	December 31, 2024
Equipment financing	9(a)	$314,414	$253,639
Senior unsecured notes	9(c)	225,000	—
Credit Facility	9(d)	257,536	395,844
Convertible debentures	9(e)	55,000	129,106
Mortgage		27,175	27,600
Unamortized deferred financing costs		(6,525)	(2,596)
		$872,600	$803,593
Less: current portion of long-term debt		(149,539)	(84,194)
		$723,061	$719,399
The current portion of long-term debt in both periods includes amounts due within the next 12 months for equipment financing and mortgage. As at June 30, 2025, it also includes $55,000 related to the 5.0% debentures maturing in March 2026, which became current during the year and is classified as long-term at December 31, 2024.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-10	North American Construction Group Ltd.

a) Equipment financing

	Note	June 30, 2025	December 31, 2024
Financing obligations	9(b)	$225,205	$197,018
Finance lease obligations		87,641	54,558
Promissory notes		1,568	2,063
		$314,414	$253,639

	Three months ended			Three months ended
	June 30, 2025			June 30, 2024
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$14,869	$(22,420)	$(920)	$46,854	$(15,265)	$4,106
Finance lease obligations	18,605	(6,010)	(83)	9,031	(6,145)	745
Promissory notes	538	(527)	—	—	(812)	—
	$34,012	$(28,957)	$(1,003)	$55,885	$(22,222)	$4,851

	Six months ended			Six months ended
	June 30, 2025			June 30, 2024
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$73,170	$(45,945)	$962	$71,047	$(39,277)	$972
Finance lease obligations	44,808	(12,256)	531	21,069	(14,340)	1,055
Promissory notes	538	(1,033)	—	—	(2,291)	—
	$118,516	$(59,234)	$1,493	$92,116	$(55,908)	$2,027
b) Financing obligations
During the three and six months ended June 30, 2025, the Company recorded new financing obligations of $14.9 million and $73.2 million, respectively. The financing contracts expire between January 2028 and March 2030 and bear interest between 4.32% and 6.98%. The financing obligations are secured by the corresponding property, plant and equipment.
c) Senior unsecured notes
On May 1, 2025, the Company completed a private placement of $225 million aggregate principal amount of senior unsecured notes due May 1, 2030 (the “Notes”). The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control of the Company, the Company may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, the Company may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the indenture. On or after May 1, 2027, the Company may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price of equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-11	North American Construction Group Ltd.

During the three and six months ended June 30, 2025, financing costs of $6,275 were incurred in connection with the Notes and are recorded within liabilities on the Consolidated Balance Sheets.
d) Credit Facility
On May 1, 2025, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on May 1, 2028, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million (no change) and an Australian dollar tranche of $250.0 million AUD (no change), totalling $523.9 million of lending capacity using the exchange rate in effect as at June 30, 2025. As at June 30, 2025, the Credit Facility had borrowings of $215.0 million under the Canadian dollar tranche and $47.5 million AUD under the Australian dollar tranche, for total borrowings of $257.5 million using the exchange rate in effect as at June 30, 2025. The Credit Facility permits Senior Unsecured Notes to a limit of $400.0 million, finance lease obligations to a limit of $400.0 million (no change) and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures. During the three and six months ended June 30, 2025, financing costs of $597 were incurred in connection with the amended Credit Facility and are recorded in other assets on the Consolidated Balance Sheets.
As at June 30, 2025, there was $32.2 million (December 31, 2024 - $34.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $234.1 million (December 31, 2024 - $92.7 million).
As at June 30, 2025, there was $32.2 million in borrowing availability under finance lease obligations (December 31, 2024 - $86.7 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has three financial covenants that must be tested quarterly on a trailing four-quarter basis. As at June 30, 2025, the Company was in compliance with its financial covenants.
•The first covenant is the Senior Debt to Bank EBITDA Ratio
◦"Senior Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) promissory notes; (iv) financing obligations; (v) vendor financing; and (vi) guarantees provided for joint ventures. For clarity, Senior Debt excludes convertible debentures and senior unsecured notes.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
◦The Senior Debt to Bank EBITDA Ratio must be no greater than 3.0:1.
•The second covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing; (vii) guarantees provided for joint ventures; and (viii) senior unsecured notes. For clarity, Total Debt excludes convertible debentures.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 4.0:1.
•The third covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by Interest Expense.
◦"Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-12	North American Construction Group Ltd.

and bankers’ acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
◦The Interest Coverage Ratio must be greater than 3.0:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian Bankers’ Acceptance Rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility allows MNALP to avail the credit through lease agreements and/or equipment finance contracts with appropriate supporting documents. As at June 30, 2025, the Company has provided guarantees on this facility of $54.9 million (December 31, 2024 - $61.7 million). The revolving equipment lease credit facilities are secured by the underlying financed equipment assets. The Company is only liable for any shortfall that might exist in the event of a default if proceeds from the sale of the underlying assets are insufficient to cover amounts owing. At this time, there have been no instances or indication that payments will not be made by MNALP and, therefore, no liability has been recorded related to these guarantees.
e) Convertible debentures

	June 30, 2025	December 31, 2024
5.50% convertible debentures	$—	$74,106
5.00% convertible debentures	55,000	55,000
	$55,000	$129,106
On January 29, 2025, the Company issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025, and February 28, 2025, holders elected to convert $72,749 of the outstanding principal amount into 3,002,231 common shares. The Company paid the remaining balance of $1,357 in cash and delisted the debentures from the Toronto Stock Exchange. The Company also derecognized unamortized deferred financing costs of $1,912 related to these debentures.
The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.02, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by the Company. The remaining unamortized deferred financing costs on the debentures is $316.
10. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2024	27,704,450	(1,000,328)	26,704,122
Issued upon conversion of convertible debentures	3,002,231	—	3,002,231
Retired through share purchase program	(529,700)	—	(529,700)
Purchase of treasury shares	—	(9,694)	(9,694)
Issued and outstanding as at June 30, 2025	30,176,981	(1,010,022)	29,166,959

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-13	North American Construction Group Ltd.

b) Net income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
		Restated Notes 2, 16		Restated Notes 2, 16
Net income	$10,250	$14,503	$16,413	$26,014
Interest from convertible debentures (after tax)	616	1,489	1,728	2,981
Diluted net income available to common shareholders	$10,866	$15,992	$18,141	$28,995

Weighted-average number of common shares	29,354,387	26,730,049	28,611,557	26,731,762
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,010,011	1,097,233	1,006,624	1,095,520
Dilutive effect of 5.00% convertible debentures	2,198,241	2,148,438	2,198,241	2,148,438
Dilutive effect of 5.50% convertible debentures	—	3,051,020	927,274	3,051,020
Weighted-average number of diluted common shares	32,562,639	33,026,740	32,743,696	33,026,740

Basic net income per share	$0.35	$0.54	$0.57	$0.97
Diluted net income per share	$0.33	$0.48	$0.55	$0.88
For the three and six months ended June 30, 2025, and 2024, all securities were dilutive.
c) Share purchase program
On November 4, 2024, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,087,577 common shares were authorized to be purchased. During the six months ended June 30, 2025, the Company purchased and subsequently cancelled 529,700 shares under this NCIB, which resulted in a decrease to common shares of $4,724 and a decrease to additional paid-in capital of $7,291. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker on January 7, 2025. This plan allows for the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025. As of June 30, 2025, 679,108 common shares (33%) have been purchased and cancelled under this program.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,674
Q2 2024	April 30, 2024	$0.10	May 31, 2024	July 5, 2024	$2,674
Q3 2024	July 31, 2024	$0.10	August 30, 2024	October 4, 2024	$2,624
Q4 2024	October 29, 2024	$0.12	November 27, 2024	January 5, 2025	$3,022
Q1 2025	February 24, 2025	$0.12	March 13, 2025	April 9, 2025	$3,557
Q2 2025	May 14, 2025	$0.12	June 4, 2025	July 11, 2025	$3,429
11. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-14	North American Construction Group Ltd.

Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Three months ended June 30, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$167,964	$147,374	$5,179	$—	$320,517
Revenue from intersegment transactions	139	—	1,108	(1,130)	117
Cost of sales	121,121	106,944	3,282	(1,054)	230,293
Depreciation expense	21,584	33,992	—	(1,065)	54,511
Segment gross profits	25,398	6,438	3,005	989	35,830
Purchase of property, plant and equipment	38,810	35,850	—	—	74,660

Three months ended June 30, 2024	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Restated Notes 2, 16
Revenue from external customers	$147,136	$122,817	$6,279	$—	$276,232
Revenue from intersegment transactions	36	—	46	—	82
Cost of sales	95,339	84,441	3,032	(8)	182,804
Depreciation expense	14,286	28,959	—	(94)	43,151
Segment gross profits	37,547	9,417	3,293	102	50,359
Purchase of property, plant and equipment	36,430	43,929	—	—	80,359

Six months ended June 30, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$325,702	$325,474	$9,722	$—	$660,898
Revenue from intersegment transactions	139	—	4,627	(4,197)	569
Cost of sales	233,806	232,562	10,163	(4,010)	472,521
Depreciation expense	41,177	76,713	—	(2,665)	115,225
Segment gross profits	50,858	16,199	4,186	2,478	73,721
Purchase of property, plant and equipment	90,934	76,799	—	—	167,733

Six months ended June 30, 2024	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Restated Notes 2, 16
Revenue from external customers	$280,934	$281,088	$10,528	$—	$572,550
Revenue from intersegment transactions	186	—	659	(55)	790
Cost of sales	182,688	191,924	4,882	(1,020)	378,474
Depreciation expense	27,840	63,345	—	(172)	91,013
Segment gross profits	70,592	25,819	6,305	1,137	103,853
Purchase of property, plant and equipment	69,630	86,744	—		156,374
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets	June 30, 2025	December 31, 2024
		Restated Notes 2, 16
Heavy Equipment - Australia	$1,075,917	$987,634
Heavy Equipment - Canada	1,267,318	1,142,414
Other	315,389	343,690
Eliminations	(831,409)	(779,238)
	$1,827,215	$1,694,500

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-15	North American Construction Group Ltd.

c) Reconciliation
Income before income taxes

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
		Restated Notes 2, 16		Restated Notes 2, 16
Total gross profit for reportable segments	$35,830	$50,359	$73,721	$103,853
Reconciling items:
General and administrative costs	12,662	10,624	20,344	25,067
Amortization of intangible assets	489	308	1,090	618
(Gain) loss on disposal of property, plant and equipment	(110)	32	(1,084)	293
Interest expense, net	14,123	14,339	27,639	29,936
Equity loss (earnings) in affiliates and joint ventures	5,133	(6,629)	1,850	(5,117)
Loss on derivative financial instruments	750	273	7,662	273
Change in fair value of contingent obligations	(13,238)	11,563	(10,208)	16,956
Income before income taxes	$16,021	$19,849	$26,428	$35,827
d) Geographic information
Revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Australia	$168,112	$147,084	$325,850	$280,977
Canada	151,189	126,283	332,838	286,679
United States	1,333	2,947	2,779	5,684
	$320,634	$276,314	$661,467	$573,340
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	June 30, 2025	December 31, 2024
		Restated Notes 2, 16
Australia	$640,590	$584,363
Canada	736,996	699,979
	$1,377,586	$1,284,342
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.
12. Cost of sales

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
		Restated Notes 2, 16		Restated Notes 2, 16
Salaries, wages, and benefits	$100,322	$81,001	$193,575	$167,186
Repair parts and consumable supplies	62,774	53,893	138,439	113,578
Subcontractor services	49,045	22,475	98,836	50,499
Equipment and component sales	6,525	10,279	15,696	17,136
Third-party equipment rentals	5,833	8,015	12,703	15,456
Fuel	2,075	3,989	4,720	7,917
Other	3,719	3,152	8,552	6,702
	$230,293	$182,804	$472,521	$378,474

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-16	North American Construction Group Ltd.

13. Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Credit Facility	$4,939	$7,287	$11,732	$14,018
Equipment financing	4,486	3,215	8,687	7,999
Senior unsecured notes	2,914	—	2,914	—
Convertible debentures	686	1,710	1,975	3,421
Interest on customer supply chain financing	—	859	—	1,847
Mortgage	232	239	465	479
Amortization of deferred financing costs	692	764	1,274	1,523
Interest expense	$13,949	$14,074	$27,047	$29,287
Other interest expense, net	174	265	592	649
	$14,123	$14,339	$27,639	$29,936
14. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes	Level 2	225,000	233,438	—	—
Financing obligations	Level 2	225,205	223,149	197,018	196,240
Convertible debentures	Level 1	55,000	58,850	129,106	168,949
Mortgage	Level 2	27,175	24,749	27,600	23,993
The Company classifies contingent obligations related to contingent consideration on the MacKellar acquisition, comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The Company uses projected MacKellar financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $8,942 decrease to a $8,942 increase on the fair value as at June 30, 2025. During the six months ended June 30, 2025, there has been no change in the valuation approach or technique.
Reconciliation of Level 3 recurring fair value measurements:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Balance, beginning of the period	$131,246	$119,092	$127,866	$115,857
Changes in fair value recognized in earnings	(13,238)	11,563	(10,208)	16,956
Changes in foreign exchange rates	(523)	4,080	692	1,922
Payments	(20,648)	(20,907)	(21,513)	(20,907)
Balance, end of the period	$96,837	$113,828	$96,837	$113,828

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-17	North American Construction Group Ltd.

Changes in the fair value of the contingent obligations are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the three and six months ended June 30, 2025, reflect a downward adjustment to forecast performance, offset by interest accretion for the periods.
b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the three and six months ended June 30, 2025, the Company recognized unrealized losses of $750 and $7,662, respectively, on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10. The agreements mature on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at June 30, 2025, was $21.79 ($30.98 as at December 31, 2024), resulting in a fair value of $3,710 being recorded to other long-term obligations ($3,952 recorded to other assets as at December 31, 2024) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the six months ended June 30, 2024, the Company realized a gain of $229 from a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues of $121,843 and $257,740 for the three and six months ended June 30, 2025 ($112,377 and $238,215 for the three and six months ended June 30, 2024) from our share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Customer A	25%	28%	24%	14%
Customer B	17%	22%	20%	22%
Customer C	11%	12%	11%	13%
Customer D	10%	10%	9%	11%
Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2025 and 2024 fall under the Heavy Equipment - Canada segment.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-18	North American Construction Group Ltd.

15. Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Cash paid during the period for:
Interest	$12,540	$10,549	$28,715	$22,962
Income taxes	2,449	2,990	6,237	6,309
Cash received during the period for:
Interest	132	22	223	169
Operating subleases included in cash from operations	171	171	342	342
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	18,605	9,031	44,808	21,069
(Decrease) increase in assets held for sale, offset by property, plant and equipment	(935)	9,494	(1,368)	9,874
Non-cash working capital exclusions:
Net decrease in accounts receivable related to realized gain on derivative financial instruments	—	—	—	(4,015)
Net increase in accrued liabilities related to taxes payable	(320)	(122)	(826)	—
Net decrease (increase) in accrued liabilities related to dividend payable	128	—	(407)	—
Net decrease in accrued liabilities related to loans from affiliates and joint ventures	—	1,500	1,966	88
Non-cash working capital inclusions:
Net decrease (increase) in long-term prepaid expenses currently classified as other assets	24	—	(27)	—
Net increase (decrease) long-term payroll accrued liabilities currently classified as other long-term obligations	456	(17)	952	(186)
Net (decrease) increase in long-term contract liabilities currently classified as other long-term obligations	(69)	571	113	3,458
Non-cash working capital movement from change in foreign exchange rates:
(Decrease) increase in accounts receivable	(26)	(275)	660	685
Increase (decrease) in contract assets	68	(25)	70	61
(Decrease) increase in inventory	(180)	(79)	47	199
(Decrease) increase in prepaid expenses	(17)	(20)	23	50
(Increase) decrease in accounts payable	(1,353)	625	(1,828)	(894)
Decrease (increase) in accrued liabilities	81	264	(374)	(380)
Decrease (increase) in contract liabilities	7	—	(12)	—
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
		Restated Notes 2, 16		Restated Notes 2, 16
Operating activities:
Accounts receivable	$(8,574)	$(2,289)	$(28,583)	$(47,860)
Contract assets	4,074	2,928	(11,465)	21,995
Inventories	(296)	987	(5,143)	1,721
Prepaid expenses and deposits	987	129	2,132	(485)
Accounts payable	3,022	(5,483)	30,466	(26,137)
Accrued liabilities	1,927	(3,598)	(15,733)	(14,980)
Contract liabilities	(352)	(4,244)	4,601	(50)
	$788	$(11,570)	$(23,725)	$(65,796)

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-19	North American Construction Group Ltd.

16. Change in significant accounting policy - Classification of heavy equipment tires
The following tables summarize the effect of the change in accounting policy (note 2) on the Consolidated Balance Sheets as at June 30, 2025, and December 31, 2024, and the Consolidated Statement of Operations and Comprehensive Income for the three and six months ended June 30, 2025, and 2024.

	June 30, 2025			December 31, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Inventories	$83,923	$(9,706)	$74,217	$74,081	$(5,054)	$69,027
Property, plant and equipment	1,341,171	9,280	1,350,451	1,246,584	5,290	1,251,874
Total assets	$1,827,641	$(426)	$1,827,215	$1,694,264	$236	$1,694,500

Accrued liabilities	$61,036	$(70)	$60,966	$77,908	$102	$78,010
Total liabilities	1,367,069	(70)	1,366,999	1,305,362	102	1,305,464

Retained earnings	166,052	(354)	165,698	156,125	146	156,271
Accumulated other comprehensive income	(1,181)	(2)	(1,183)	(1,090)	(12)	(1,102)
Shareholders' equity	460,572	(356)	460,216	388,902	134	389,036
Total liabilities and shareholders' equity	$1,827,641	$(426)	$1,827,215	$1,694,264	$236	$1,694,500

	Three months ended			Three months ended
	June 30, 2025			June 30, 2024
	Without change	Effect of change	As reported	Without change	Effect of change	As reported
Cost of sales	$233,378	$(3,085)	$230,293	$187,022	$(4,218)	$182,804
Depreciation	51,392	3,119	54,511	39,623	3,528	43,151
Gross profit	$35,864	$(34)	$35,830	$49,669	$690	$50,359

Current income tax expense (benefit)	806	(8)	798	(1,469)	194	(1,275)
Net income	$10,276	$(26)	$10,250	$14,007	$496	$14,503
Other comprehensive income	559	—	559	(1,344)	13	(1,331)
Comprehensive income	$9,691	$—	$9,691	$15,821	$13	$15,834

Basic net income per share	$0.35	$—	$0.35	$0.52	$0.02	$0.54

	Six months ended			Six months ended
	June 30, 2025			June 30, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Cost of sales	$480,244	$(7,723)	$472,521	$386,817	$(8,343)	$378,474
Depreciation	106,829	8,396	115,225	83,564	7,449	91,013
Gross profit	$74,394	$(673)	$73,721	$102,959	$894	$103,853

Current income tax expense	2,749	(174)	2,575	2,765	256	3,021
Net income	$16,912	$(499)	$16,413	$25,376	$638	$26,014
Other comprehensive income	71	10	81	(646)	8	(638)
Comprehensive income	$16,322	$10	$16,332	$26,644	$8	$26,652

Basic net income per share	$0.59	$(0.02)	$0.57	$0.95	$0.02	$0.97
17. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Interim Consolidated Financial Statements (Unaudited) June 30, 2025	F-20	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended June 30, 2025.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2025 and ended on June 30, 2025, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 13, 2025

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended June 30, 2025.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2025, and ended on June 30, 2025, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 13, 2025

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer